[Gen-Probe Letterhead]
September 19, 2007
VIA U.S. MAIL AND EDGAR
Perry Hindin, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549

Re:	Gen-Probe Incorporated Definitive 14A Filed April 26, 2007 File No. 001-31279
Dear Mr. Hindin:
     We are in receipt of your comment letter, dated August 21, 2007, regarding the Definitive Proxy Statement on Schedule 14A of Gen-Probe Incorporated (the “Company”) described above. As discussed by telephone yesterday, the Company respectfully requests an extension to file its response letter and anticipates submitting its responses to the Staff on or before October 12, 2007. This extension will enable the Company to review the responses with the Compensation Committee of the Board of Directors at a previously-scheduled, in-person meeting and provide sufficient time to revise the response letter, as needed, subsequent to the meeting. You indicated that you had no objection to granting this extension request.
     Please call me at (858) 410-8567 with any questions regarding this letter. We appreciate your flexibility on this matter.

Very truly yours, /s/ Scott K. Milsten Scott K. Milsten Deputy General Counsel

cc:	Henry L. Nordhoff, President and Chief Executive Officer R. William Bowen, Senior Vice President and General Counsel